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                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2001


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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


              Form 20-F       X                       Form 40-F
                        -------------                            -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                                      No    X
                      ---------                                ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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                                 CELESTICA INC.
                                   FORM 6-K/A
                             MONTH OF FEBRUARY 2001


         Filed with this Form 6-K is the following:

                  - Notice of Shareholders Meeting for Celestica Inc., dated February 14, 2001, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

                  - Press release, dated February 20, 2001, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.


         Exhibit
         -------

         99.1 - Notice of Shareholders Meeting for Celestica Inc., dated February 14, 2001

         99.2   - Press release, dated February 20, 2001



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                        CELESTICA INC.




Date: February 20, 2001               BY:    /s/ Elizabeth DelBianco
                                         --------------------------------
                                      Name: Elizabeth DelBianco
                                      Title:    Vice President & General Counsel




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                                  EXHIBIT INDEX
                                  -------------


      EXHIBIT            DESCRIPTION                  SEQUENTIAL PAGE NO.
      -------            -----------                  -------------------

       99.1              Notice of Shareholders       5
                         Meeting, dated February
                         14, 2001

       99.2              Press release, dated         7
                         February 20, 2001


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